UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Autobytel Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05275N106
(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,246,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,246,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,246,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS Infield Acquisition, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS Trilogy Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,246,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,246,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,246,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,246,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,246,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,246,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

This Amendment No. 4 reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed November 24, 2008 by the reporting persons with the Commission, as amended by Amendment No. 1 thereto filed December 12, 2008, Amendment No. 2 thereto filed April 20, 2009, and Amendment No. 3 thereto filed May 19, 2009 (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer.
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting			Price		Description
Date	Person(s)	Shares Acquired	Shares Disposed	Per Share		of Transaction
May 29, 2009	Versata Enterprises, Inc.	0	6,607	$0.45	(1)	Open market sale
June 1, 2009	Versata Enterprises, Inc.	0	1,093,393	$0.45	(1)	Open market sale

(1)	Excludes commission of $0.005 per share.
Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.”
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the common stock of the issuer filed April 20, 2009 by the reporting persons with the Commission)

99.1	Additional Information (furnished herewith)

99.2	Schedule TO-T (incorporated herein by reference from the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.3	Offer to Purchase dated April 20, 2009 (incorporated herein by reference from Exhibit 99.1(a)(1)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.4	Form of Letter of Transmittal (incorporated herein by reference from Exhibit 99.1(a)(1)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

Exhibit	Description of Exhibit
99.5	Letter dated April 20, 2009 from Trilogy Enterprises, Inc. to the issuer (incorporated herein by reference from Exhibit 99.1(a)(5)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.6	Press Release issued April 20, 2009 by Trilogy Enterprises, Inc. (incorporated herein by reference from Exhibit 99.1(a)(5)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.7	Schedule TO-T/A (incorporated herein by reference from the Schedule TO-T/A filed May 19, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.8	Letter dated May 19, 2009 from Trilogy Enterprises, Inc. to the issuer (incorporated herein by reference from Exhibit 99.8 to Amendment No. 3 to the Schedule 13D relating to the common stock of the issuer filed May 19, 2009 by the reporting persons with the Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Infield Acquisition, Inc.
By:	/s/ Andrew S. Price
	Name:	Andrew S. Price
	Title:	Vice President Finance
	Date:	June 3, 2009

Trilogy Enterprises, Inc.
By:	/s/ Andrew S. Price
	Name:	Andrew S. Price
	Title:	Vice President Finance
	Date:	June 3, 2009

Versata Enterprises, Inc.
By:	/s/ Andrew S. Price
	Name:	Andrew S. Price
	Title:	Vice President Finance
	Date:	June 3, 2009

Trilogy, Inc.
By:	/s/ Andrew S. Price
	Name:	Andrew S. Price
	Title:	Vice President Finance
	Date:	June 3, 2009

Joseph A. Liemandt
By:	/s/ Lance A. Jones
	Name:	Lance A. Jones
	Title:	Attorney-in-Fact
	Date:	June 3, 2009

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the common stock of the issuer filed April 20, 2009 by the reporting persons with the Commission)

99.1	Additional Information (furnished herewith)

99.2	Schedule TO-T (incorporated herein by reference from the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.3	Offer to Purchase dated April 20, 2009 (incorporated herein by reference from Exhibit 99.1(a)(1)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.4	Form of Letter of Transmittal (incorporated herein by reference from Exhibit 99.1(a)(1)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.5	Letter dated April 20, 2009 from Trilogy Enterprises, Inc. to the issuer (incorporated herein by reference from Exhibit 99.1(a)(5)(A) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.6	Press Release issued April 20, 2009 by Trilogy Enterprises, Inc. (incorporated herein by reference from Exhibit 99.1(a)(5)(B) to the Schedule TO-T filed April 20, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.7	Schedule TO-T/A (incorporated herein by reference from the Schedule TO-T/A filed May 19, 2009 by Infield Acquisition, Inc. with the Commission related to the tender offer by Infield Acquisition, Inc. for common stock of the issuer)

99.8	Letter dated May 19, 2009 from Trilogy Enterprises, Inc. to the issuer (incorporated herein by reference from Exhibit 99.8 to Amendment No. 3 to the Schedule 13D relating to the common stock of the issuer filed May 19, 2009 by the reporting persons with the Commission)